SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                SCHEDULE 14D-9


                     SOLICITATION/RECOMMENDATION STATEMENT
                            UNDER SECTION 14(d)(4)
                    OF THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 2)

                            NewPower Holdings, Inc.
                           (Name of Subject Company)

                            NewPower Holdings, Inc.
                       (Name of Person Filing Statement)

                    Common Stock, Par Value $0.01 Per Share
                        (Title of Class of Securities)

                                   652463101
                     (CUSIP Number of Class of Securities)

                                 Marc E. Manly
                Managing Director, Law and Governmental Affairs
                            NewPower Holdings, Inc.
                            One Manhattanville Road
                           Purchase, New York 10577
                                (914) 697-2100
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications
                   on Behalf of the Person Filing Statement)

                                   Copy to:
                               Scott M. Freeman
                        Sidley Austin Brown & Wood LLP
                               875 Third Avenue
                           New York, New York 10022
                                (212) 906-2000



 [_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.


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         This Amendment No. 2 to Schedule 14D-9 amends and supplements the
Schedule 14D-9 (as amended, the "Schedule 14D-9") initially filed with the Securities and Exchange Commission on March 1, 2002 by NewPower Holdings, Inc. (the "Company"), relating to a tender offer commenced on March 1, 2002 by Windsor Acquisition Corporation, a Delaware corporation and a wholly owned subsidiary of Centrica plc ("Parent"), a public limited company organized under the laws of England and Wales, to purchase all the issued and outstanding shares of common stock, par value $0.01 per share, of the Company. The information previously set forth in the Schedule 14D-9 is hereby expressly incorporated by reference, except as otherwise set forth below. Defined terms used but not otherwise defined herein have the meanings specified in the
Schedule 14D-9.

Item 3. Past Contacts, Transactions, Negotiations and Agreements.

         The discussion of the vesting of the Company's options in the subsection "Interests of Management and the Board" of Item 3 is hereby amended by adding the following at the end of the third paragraph of such subsection:

"In December 2001, the Company granted Director Richard L. Weill 15,000 stock options to purchase Company Common Stock at an exercise price of $0.74 per share and in November 2001, the Company granted Chaitu Parikh, a Vice President of the Company (but not an executive officer of the Company), 75,000 stock options to purchase Company Common Stock at an exercise price of $0.96 per share. Assuming a cash-out price of $1.05 per share, the aggregate value of Mr. Weill's and Mr. Parikh's options are $4,650 and $6,750, respectively. Other than Mr. Weill, no executive officer or director of the Company owns any outstanding options with an exercise price less than $1.05. Furthermore, aside from the options of Mr. Weill and Mr. Parikh described above, all other outstanding options to purchase Company Common Stock have an exercise price greater than $1.05."

Item 4. The Solicitation or Recommendation.

(a) The subsection "Background to the Transaction" of Item 4 is hereby amended as follows:

         (i) The discussion of the September 2001 meeting between representatives of the Company and representatives of Parent is amended to add the following at the end of the third paragraph of such subsection:

"The meeting was an introductory meeting to describe the Company's operations within the United States and to explore whether the companies could cooperate or otherwise align in areas of mutual significance, such as governmental affairs advocacy. Later, after the Board determined to explore the Company's strategic alternatives and the Company retained Credit Suisse First Boston as its financial advisor to assist the Company with the process, Parent was included in the process and engaged in more intensive discussions with the Company."

         (ii) The discussion of the October and November 2001 approaches made to parties regarding a potential transaction is hereby amended to add the following at the end of the seventh paragraph of such subsection:

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"Throughout October and November 2001, at the direction of the Company, the
Company's financial advisor approached 67 parties regarding a potential transaction with the Company, and the Company entered into confidentiality and standstill agreements with ten parties."

         (iii) The discussion of the Board's meeting on February 5, 2001, is hereby amended to revise the fourth sentence of the 24th paragraph of such subsection to read in its entirety as follows:

"In addition, management presented its revised liquidation analysis of the Company, with reduced estimates of realizable asset values (including for the Company's risk management systems and accounts receivables), that took into account the effect on the saleability of certain of the Company's assets of the increasingly negative publicity surrounding Enron."

         (iv) The discussion of the Board's meeting on February 5, 2001, is hereby amended to add the following immediately after the fourth sentence of such paragraph:

"That analysis reflected an ultimate distribution in the range of $0.33 to $1.10, assuming an orderly, stockholder-approved liquidation of the Company."

         (v) The discussion of the Board's meeting on February 13, 2001, is hereby amended to revise the third sentence of the 26th paragraph of such subsection to read in its entirety as follows:

"The Board also considered the lack of availability to the Company of capital from other sources, as well as the alternatives to Parent's proposal of attempting to continue the Company as a going concern or liquidating the Company either in or out of bankruptcy."

         (vi) The discussion of the Board's meeting on February 13, 2001 is hereby amended to add the following immediately after the fourth sentence of such paragraph:

"After discussion, the consensus of the Board was that the Company's alternatives were too uncertain, in particular both the difficulties of conducting an orderly liquidation of the Company and the chances of realizing the amounts set forth in management's revised liquidation analysis. Further, the Board's consensus was that the legal and other risks involved in Parent's revised proposal, particularly in light of the Board's negative views of the Company's alternatives thereto, did not outweigh the benefits to the Company's stockholders of the proposal."


(b)      The subsection "Reasons for the Recommendation of the Board" of
Item 4 is hereby amended as follows:

         (i) Paragraph 3 under the subsection "Reasons for the Recommendation of the Board" is hereby amended to read in its entirety as follows:


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

"The process leading to the Offer and the Merger and the possible alternatives thereto of attempting to continue the Company as a going concern or liquidating the Company in an orderly fashion either in or out of bankruptcy, the range of possible benefits and disadvantages to the Company and its stockholders of such alternatives and, in the Board's view, the uncertainty of both the expected timing and the chances of accomplishing such alternatives, as more fully described in "Background of the Transaction" above;"

         (ii) Paragraph 6 under the subsection "Reasons for the Recommendation of the Board" is hereby amended to read as follows:

"The advantages and disadvantages of the terms of the Merger Agreement, including (i) the parties' respective representations, warranties and covenants and the conditions to their respective obligations, (ii) the disadvantage (because of the added uncertainty of closing the transaction) of the condition to the Offer that the Bankruptcy Court issue an injunction against third parties, including the Internal Revenue Service, bringing claims against the Company in respect of certain Enron liabilities, including tax liabilities, and (iii) disadvantage of the possibility that the terms of the Merger Agreement, including the non-solicitation and termination fee provisions, might potentially discourage other parties that might be interested in acquiring the Company from proposing such a transaction;"

Item 8.    Additional Information.

         Item 8 of the Schedule 14D-9 is hereby amended by adding the following:

         "Subsequent Events. The Company has received copies of complaints in three purported class action lawsuits filed against it and other defendants, including officers and directors of the Company, in the United States District Court for the Southern District of New York, styled as follows: Peter A. Pfau, Joseph Harre, and James Casey Lippmeir v. H. Eugene Lockhart, et al.; Dorina Miller v. H. Eugene Lockhart, et al.; and Lisa A. Weber v. H. Eugene Lockhart, et al.. Each lawsuit is brought on behalf of a class of persons or entities who acquired the Company Common Stock between October 5, 2000 and December 5, 2001 (the "Class Period"), and each alleges violations of the federal securities laws as a result of (i) alleged misrepresentations and omissions made in connection with the Company's October 5, 2001 initial public offering and (ii) allegedly false and misleading statements and omissions occurring during the Class Period.

         The Company first became aware of the existence of this litigation on or about February 27, 2002, when counsel in the Pfau action issued a press release describing the complaint. The Company is also aware of two press releases that have been issued by the law firms of Wechsler Harwood Halebian & Feffer LLP (dated March 1, 2002) and The Law Offices of Leo W. Desmond (dated March 13, 2002), each of which stated that a class action lawsuit has been filed in the United States District Court for the Southern District of New York purportedly on behalf of a class of persons or entities who acquired Company Common Stock during the Class Period. The press releases describe the complaints filed as alleging violations of the federal securities laws as a result of misrepresentations and omissions made in connection with the Company's October 5, 2001 initial public offering and/or occurring during the Class Period.

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         With respect to the Pfau matter, service has been made upon the
Company and certain of its officers and directors. None of the other complaints has been served. The Company has not yet prepared any pleadings or other documents in response to these lawsuits. The Company believes that the allegations made in the above-described lawsuits are without merit and the Company intends to vigorously contest these claims."

Item 9. Material to be Filed as Exhibits.

         Item 9 of the Schedule 14D-9 is hereby amended and restated as follows:

         The following Exhibits are filed herewith:

Exhibit              Description
No.                  -----------
---

(a)(1) Joint Press Release issued by the Company and Parent on February 23, 2002 (filed by the Company on
                     February 25, 2002)*

(a)(2)               Letter to Stockholders of the Company, dated March 1, 2002*

(a)(3) Offer to Purchase, dated March 1, 2002 (incorporated by reference to Exhibit (a)(1)(i) to the Schedule TO of Purchaser filed on March 1, 2002)*

(a)(4) Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(ii) to the Schedule TO of Purchaser filed on March 1, 2002)*

(a)(5) Opinion of Credit Suisse First Boston Corporation, dated February 19, 2002 (included as Annex II to this Statement)*

(a)(6)               Joint Press Release issued by the Company and Parent on
                     March 11, 2002*

(e)(1) Agreement and Plan of Merger, dated as of February 22, 2002, among Parent, Purchaser and the Company (incorporated by reference to Exhibit (d)(1) to the Schedule TO of Purchaser filed on March 1, 2002)*


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(e)(2)               Settlement Agreement, dated as of February 22, 2002, among the Company, The New Power Company, Enron Corp., Enron North America Corp., Enron Power Marketing, Inc. and Enron Energy Services, Inc.*

(e)(3) Master Termination Agreement, dated February 22, 2002, among Enron North America Corp., Enron Power Marketing, Inc., Enron Energy Services, Inc. Enron Energy Services, LLC, NewPower Holdings, Inc. and The New Power Company*

(e)(4) Tender Agreement, dated as of February 22, 2002, among Parent, the Company, Enron Energy Services, LLC, Cortez Energy Services, LLC, McGarret I, L.L.C., McGarret II, L.L.C., McGarret III, L.L.C. and EES Warrant Trust (incorporated by reference to Exhibit (d)(3) to the Schedule TO of Purchaser filed on March 1, 2002)*

(e)(5) Tender Agreement, dated as of February 22, 2002, among Parent and DLJ Merchant Banking Partners II, L.P. and certain other stockholders of the Company named therein, (incorporated by reference to Exhibit (d)(2) to the Schedule TO of Purchaser filed on March 1, 2002)*

(e)(6) Form of Tender Agreement among Parent and certain stockholders of the Company (incorporated by reference to Exhibit (d)(4) to the Schedule TO of Purchaser filed on March 1, 2002)*

(e)(7) Confidentiality and Standstill Agreements, dated November 1, 2001, between Parent and the Company*

(e)(8) Information Statement of the Company pursuant to Rule 14f-1 under the Securities Exchange Act of 1934, as amended, dated March 1, 2002 (included as Annex I to this Statement)*

____________
* Previously filed

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                                   SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                          NEWPOWER HOLDINGS, INC.


                                          By:   /s/ H. Eugene Lockhart
                                             ------------------------------
                                          Name:   H. Eugene Lockhart
                                          Title:  Chairman, President and
                                                  Chief Executive Officer

Dated: March 20, 2002

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